Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the unaudited condensed consolidated financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission, or the SEC, on August 21, 2019. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 7, 2019, or the Annual Report.

We present our unaudited condensed consolidated financial statements in pounds sterling and in accordance with International Accounting Standard 34, “Interim Financial Reporting,” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

Unless otherwise indicated or the context otherwise requires, all references to “NuCana,” the “Company,” “we,” “our,” “us” or similar terms refer to NuCana plc and its consolidated subsidiaries.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC.

Company Overview

We are a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. Our most advanced ProTide candidates, Acelarin® and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in three clinical trials, including a Phase 1b clinical trial for patients with biliary tract cancer, a Phase 2 clinical trial for patients with ovarian cancer and a Phase 3 clinical trial for patients with pancreatic cancer. NUC-3373 is currently in a Phase 1 clinical trial for the potential treatment of a wide range of advanced solid tumor cancers and a Phase 1b clinical trial in patients with advanced colorectal cancer. Our third ProTide, NUC-7738, is a transformation of a novel nucleoside analog (3’-deoxyadenosine or cordycepin) that has never been successfully developed or approved as a chemotherapy but has shown potent anti-cancer activity in preclinical studies. We are evaluating NUC-7738 in a Phase 1 clinical trial for patients with advanced solid tumors. We have retained worldwide rights to these lead product candidates as well as our preclinical product candidates, all of which we refer to as ProTides.

As we reported in August 2019, enrollment in the independent investigator-sponsored Phase 3 metastatic pancreatic study ACELARATE has been suspended following a prespecified futility analysis. A futility analysis was included in the design to assess the likelihood of the study achieving its primary objective of Acelarin monotherapy demonstrating at least a 42% reduction in risk of death compared to gemcitabine. This analysis indicated that this efficacy objective was unlikely to be met in this difficult to treat patient population. Upon review of the interim data by the Independent Safety and Data Monitoring Committee, the sponsor decided to suspend recruitment, allow the data to mature and conduct additional sub-group analyses. Patients who are deriving benefit can continue treatment with Acelarin.

Financial Operations Overview

Revenues

We do not have any approved products. Accordingly, we have not generated any revenue, and we do not expect to generate any revenue from the sale of any products unless and until we obtain regulatory approvals for, and commercialize any of, our product candidates. In the future, we will seek to generate revenue primarily from product sales and, potentially, regional or global collaborations with strategic partners.

Operating Expenses

We classify our operating expenses into two categories: research and development expenses and administrative expenses. Personnel costs, including salaries, benefits, bonuses and share-based payment expense, comprise a portion of each of these expense categories. We allocate expenses associated with personnel costs based on the function performed by the respective employees.

Research and Development Expenses

The largest component of our total operating expenses since our inception has been costs related to our research and development activities, including the preclinical and clinical development of our product candidates.

Research and development costs are expensed as incurred. Our research and development expense primarily consists of:

•	costs incurred under agreements with contract research organizations, or CROs, and investigative sites that conduct preclinical studies and clinical trials;

•	costs related to manufacturing active pharmaceutical ingredients and drug products for preclinical studies and clinical trials;

•

salaries and personnel-related costs, including bonuses, benefits and any share-based payment expense, for our personnel performing research and development activities or managing those activities that have been out-sourced;

•	fees paid to consultants and other third parties who support our product candidate development;

•	other costs incurred in seeking regulatory approval for our product candidates; and

•	payments under our license agreements.

The successful development of our ProTides is highly uncertain. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Accordingly, we expect research and development costs to increase significantly for the foreseeable future as programs progress. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. We are also unable to predict when, if ever, material net cash inflows will commence from our product candidates to offset these expenses. Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion.

The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors including:

•	the scope, rate of progress, results and expenses of our ongoing and future clinical trials, preclinical studies and research and development activities;

•	the potential need for additional clinical trials or preclinical studies requested by regulatory agencies;

•	potential uncertainties in clinical trial enrollment rates or drop-out or discontinuation rates of patients;

•

competition with other drug development companies in, and the related expense of, identifying and enrolling patients in our clinical trials and contracting with third-party manufacturers for the production of the drug product needed for our clinical trials;

•	the achievement of milestones requiring payments under in-licensing agreements;

•	any significant changes in government regulation;

•	the terms and timing of any regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to market, commercialize and achieve market acceptance for any of our product candidates, if approved.

We track research and development expenses on a program-by-program basis for both clinical-stage and preclinical product candidates. Manufacturing and nonclinical research and development expenses are assigned or allocated to individual product candidates.

Administrative Expenses

Administrative expenses consist of personnel costs, allocated expenses and other expenses for outside professional services, including legal, audit and accounting services. Personnel costs consist of salaries, bonuses, benefits and share-based payment expense. Other administrative expenses include office related costs, professional fees and costs of our information systems. We anticipate that our administrative expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also incur expenses as a public company, including expenses related to compliance with the rules and regulations of the SEC and The Nasdaq Global Select Market, additional insurance expenses, and expenses related to investor relations and other administrative and professional services.

Net Foreign Exchange Gains (Losses)

Net foreign exchange gains (losses) primarily includes gains or losses on cash held in U.S. dollars and on U.S. dollar-denominated advances paid to suppliers.

Finance Income

Finance income relates to interest earned on our cash and cash equivalents.

Income Tax Credit

We are subject to corporate taxation in the United Kingdom and our wholly owned U.S. subsidiary, NuCana, Inc., is subject to corporate taxation in the United States. Due to the nature of our business, we have generated losses since inception in the United Kingdom. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and in the United States as well as income tax payable in the United States. To date, we have not been, and we do not expect to be, materially impacted by the Tax Cuts and Jobs Act (TCJA) tax reform legislation signed into law in the United States in December 2017.

As a company that carries out extensive research and development activities, we benefit from the U.K. and U.S. research and development tax credit regimes. In the United Kingdom, we are able to surrender some of our losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects. In the United States, we are able to offset the research and development credits against corporation tax payable. Qualifying expenditures largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. In the United Kingdom, where we receive the larger proportion of the research and development credit, certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

We may not be able to continue to claim research and development tax credits in the United Kingdom in the future under the current research and development tax credit scheme because we may no longer qualify as a small or medium-sized company, or SME. However, we may be able to file under a large company scheme. On October 29, 2018, the U.K. government proposed that, as of April 1, 2020, the amount of payable credit that a qualifying loss-making SME business can receive through research and development relief in any one year will be capped at three times the company’s total PAYE (employee withholding tax) and NICs (National Insurance contributions) liability for that year. If implemented as proposed, these changes could result in further limitations on the amount of research and development tax credits that we may claim.

Results of Operations

Comparison of the Three Months Ended June 30, 2019 and June 30, 2018

The following table summarizes the results of our operations for the three months ended June 30, 2019 and 2018.

	For the Three Months Ended June 30,
	2019	2018
	(unaudited)
	(in thousands)
	£	£
Research and development expenses	(5,356)	(5,158)
Administrative expenses	(1,462)	(1,402)
Net foreign exchange gains	943	3,607

Operating loss	(5,875)	(2,953)
Finance income	297	252

Loss before tax	(5,578)	(2,701)
Income tax credit	1,108	1,383

Loss for the period	(4,470)	(1,318)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	6	9

Total comprehensive loss for the period	(4,464)	(1,309)

Research and Development Expenses

Research and development expenses were £5.4 million for the three months ended June 30, 2019 as compared to £5.2 million for the three months ended June 30, 2018, reflecting an increase of £0.2 million. The increase resulted primarily from higher expenses incurred related to clinical trials of £2.3 million in the three months ended June 30, 2019, compared with £0.9 million in the three months ended June 30, 2018. Non-clinical and patent costs increased by £0.6 million for the three months ended June 30, 2019 as compared to the three months ended June 30, 2018. Other research and development costs increased in the three months ended June 30, 2019 by £0.6 million primarily due to higher personnel costs and share-based compensation expenses incurred during the quarter. The total increase in research and development expenses was partially offset by lower manufacturing costs of £0.3 million in the three months ended June 30, 2019 compared with £2.7 million for the three months ended June 30, 2018, a decrease of £2.4 million.

The following table gives a breakdown of the research and development costs incurred by product candidate for the three months ended June 30, 2019 and 2018:

	For the Three Months Ended June 30,
	2019	2018
	(in thousands)
	£	£
Acelarin	2,842	2,929
NUC-3373	1,268	1,538
NUC-7738	440	248
Other	806	443

	5,356	5,158

Administrative Expenses

Administrative expenses were £1.5 million for the three months ended June 30, 2019 as compared to £1.4 million for the three months ended June 30, 2018, reflecting an increase of £0.1 million. The increase was primarily related to higher amortization and depreciation (including the depreciation of right of use lease assets from January 2019) and higher personnel costs, partially offset by lower professional fees.

Net Foreign Exchange Gains

For the three months ended June 30, 2019, we reported a net foreign exchange gain of £0.9 million as compared to a net foreign exchange gain of £3.6 million for the three months ended June 30, 2018. In the three months ended June 30, 2018, the gain reflected the appreciation of the U.S. dollar relative to the U.K. pound sterling. In the three months ended June 30, 2019, U.S. dollar cash deposits were lower than in the comparative period and the rate of appreciation of the U.S. dollar relative to the U.K. pound sterling was less significant.

Finance Income

Finance income represents bank interest and was £0.3 million for the three months ended June 30, 2019 and 2018.

Income Tax Credit

The income tax credit for the three months ended June 30, 2019, which is largely comprised of U.K. research and development tax credits, amounted to £1.1 million as compared to £1.4 million for the three months ended June 30, 2018. The decrease in the income tax credit was primarily attributable to a proportionate increase in eligible subcontracted research and development costs, which attract a lower rate of cash rebate, relative to the total qualifying research and development expenditures.

Results of Operations

Comparison of the Six Months Ended June 30, 2019 and June 30, 2018

The following table summarizes the results of our operations for the six months ended June 30, 2019 and 2018.

	For the Six Months Ended June 30,
	2019	2018
	(unaudited)
	(in thousands)
	£	£
Research and development expenses	(9,706)	(8,863)
Administrative expenses	(2,808)	(2,642)
Net foreign exchange (losses) gains	(37)	1,059

Operating loss	(12,551)	(10,446)
Finance income	616	442

Loss before tax	(11,935)	(10,004)
Income tax credit	2,108	2,292

Loss for the period	(9,827)	(7,712)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	1	4

Total comprehensive loss for the period	(9,826)	(7,708)

Research and Development Expenses

Research and development expenses were £9.7 million for the six months ended June 30, 2019 as compared to £8.9 million for the six months ended June 30, 2018, reflecting an increase of £0.8 million. The increase resulted primarily from higher expenses incurred related to clinical trials of £4.1 million in the six months ended June 30, 2019, compared with £2.2 million in the six months ended June 30, 2018. Non-clinical and patent costs increased by £0.8 million for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018. Other research and development costs increased in the six months ended June 30, 2019 by £0.6 million primarily due to higher personnel costs and share-based compensation expenses incurred during the period. The total increase in research and development expenses was partially offset by lower manufacturing costs of £1.1 million in the six months ended June 30, 2019 compared with £3.6 million for the six months ended June 30, 2018, representing a decrease of £2.5 million.

The following table gives a breakdown of the research and development costs incurred by product candidate for the six months ended June 30, 2019 and 2018:

	For the Six Months Ended June 30,
	2019	2018
	(in thousands)
	£	£
Acelarin	4,988	4,761
NUC-3373	2,523	2,765
NUC-7738	773	492
Other	1,422	845

	9,706	8,863

Administrative Expenses

Administrative expenses were £2.8 million for the six months ended June 30, 2019 as compared to £2.6 million for the six months ended June 30, 2018, reflecting an increase of £0.2 million. The increase was primarily related to higher amortization and depreciation (including the depreciation of right of use lease assets from January 2019) and higher personnel costs, partially offset by lower professional fees and share-based compensation expenses.

Net Foreign Exchange (Losses) Gains

For the six months ended June 30, 2019, we reported a net foreign exchange loss of £37,000 as compared to a net foreign exchange gain of £1.1 million for the six months ended June 30, 2018. In the six months ended June 30, 2018, the gain reflected the appreciation of the U.S. dollar relative to the U.K. pound sterling. In the six months ended June 30, 2019, the U.S. dollar relative to U.K. pound sterling remained broadly flat.

Finance Income

Finance income represents bank interest and was £0.6 million for the six months ended June 30, 2019 and £0.4 million for the six months ended June 30, 2018. The increase in bank interest resulted from higher cash balances held on term deposits and higher rates of interest being earned on those deposits.

Income Tax Credit

The income tax credit for the six months ended June 30, 2019, which is largely comprised of U.K. research and development tax credits, amounted to £2.1 million as compared to £2.3 million for the six months ended June 30, 2018. The decrease in the income tax credit was primarily attributable to a proportionate increase in eligible subcontracted research and development costs, which attract a lower rate of cash rebate, relative to the total qualifying research and development expenditures.

Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses and negative cash flows. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and administrative expenses will increase in connection with conducting clinical trials and seeking marketing approval for our product candidates, as well as costs associated with operating as a public company. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources.

As of June 30, 2019 and December 31, 2018, we had cash and cash equivalents of £65.2 million and £77.0 million, respectively. We do not currently have any approved products and have never generated any revenue from product sales. To date, we have financed our operations primarily through the issuances of our equity securities. In October 2017, we completed our initial public offering, or IPO, in which we sold 7,596,505 American Depositary Shares, or ADSs, including 929,505 ADSs sold upon partial exercise of the underwriters’ option to purchase additional ADSs. The ADSs were sold at an initial public offering price of $15.00 per ADS for total gross proceeds of $114 million.

In October 2018, we entered into an “at-the-market” sales agreement with Cowen and Company, LLC, or Cowen, pursuant to which we may sell from time to time, ADSs having an aggregate offering price of up to $100.0 million through Cowen, acting as our agent. Sales of our ADSs pursuant to this ATM program are subject to certain conditions specified in the sales agreement. As of the date of this Report on Form 6-K, we have not made any sales under the ATM program. Sales under the ATM program, if any, are registered on a shelf registration statement on Form F-3 that we filed with the SEC in October 2018, and which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $400.0 million of our securities, inclusive of our ADSs sold under the ATM program. As of the date of this Report on Form 6-K, we have made no sales pursuant to this shelf registration statement.

Cash Flows

Comparison of the Six Months Ended June 30, 2019 and June 30, 2018

The following table summarizes the results of our cash flows for the six months ended June 30, 2019 and 2018.

	For the Six Months Ended June 30,
	2019	2018
	(in thousands)
	£	£
Net cash used in operating activities	(11,635)	(5,899)
Net cash used in investing activities	(133)	(419)
Net cash used in financing activities	(9)	—

Net decrease in cash and cash equivalents	(11,777)	(6,318)

Operating Activities

The net cash used in operating activities was £11.6 million for the six months ended June 30, 2019 as compared to £5.9 million for the six months ended June 30, 2018, reflecting a net increase in cash outflows of £5.7 million. A tax refund of £1.9 million was received in the six months ended June 30, 2018; a similar cash inflow was not recorded in the six months ended June 30, 2019. In addition, working capital outflows were £3.2 million higher in the six months ended June 30, 2019 than in the six months ended June 30, 2018, and operating loss cash flows were higher by £0.6 million for the six months ended June 30, 2019, primarily reflecting higher research and development costs.

Investing Activities

The net cash used in investing activities was £0.1 million for the six months ended June 30, 2019 as compared to £0.4 million for the six months ended June 30, 2018. Interest received for the six months ended June 30, 2019 was £0.6 million compared with £0.4 million for the six months ended June 30, 2018, reflecting an increase of £0.2 million. In the six months ended June 30, 2019, cash used to acquire intangible assets was higher by £0.1 million than in the six months ended June 30, 2018. The increase in cash used for the acquisition of intangible assets was offset by lower cash used to purchase property, plant and equipment, which was reduced from £0.2 million in the six months ended June 30, 2018 to £21 thousand in the six months ended June 30, 2019.

Financing Activities

The net cash used in financing activities was £9 thousand for the six months ended June 30, 2019 as compared to £nil for the six months ended June 30, 2018. In the six months ended June 30, 2019, payments for lease liabilities amounted to £95 thousand reflecting the adoption of IFRS 16 on January 1, 2019. This was substantially offset by receipts from the exercise of share options of £86 thousand.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to incur net losses in the future. We expect that our operating expenses will increase as we continue to invest in our research and development programs, exploit our ProTide pipeline and build out our organization with additional employees.

We believe that our existing capital resources will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, at least into 2021.

Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our clinical trials, preclinical programs and other related activities;

•	the extent of success in our early preclinical and clinical stage research programs, which will determine the amount of funding required to further the development of our product candidates;

•	the progress that we make in developing new product candidates based on our proprietary ProTide technology;

•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;

•	the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;

•	the outcome, timing and cost of regulatory approvals of our ProTide product candidates;

•	the cost and timing of establishing sales, marketing and distribution capabilities; and

•	the costs of hiring additional skilled employees to support our continued growth and the related costs of leasing additional office space.